

December 11, 2014

Via E-mail
Roland C. Smith
Chief Executive Officer
Office Depot, Inc.
6600 North Military Trail
Boca Raton, Florida 33496

> **Re: Office Depot, Inc.**
> **Form 10-K for Fiscal Year Ended December 28, 2013**
> **Filed February 25, 2014**
> **Form 10-Q for Fiscal Quarter Ended September 27, 2014**
> **Filed November 4, 2014**
> **Response dated December 2, 2014**
> **File No. 1-10948**

Dear Mr. Smith:

We have reviewed your response dated December 2, 2014 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 27, 2014

Note 11. Commitments and Contingencies, page 20

Legal Matters, page 20

1.   We reviewed your response to comment 1 in our letter dated November 18, 2014. We believe that an inability to estimate the range of loss with confidence or precision does not mean the range of loss should not be disclosed. An estimate, by definition, is imprecise and ASC 450 does not require estimation with precision. Please confirm you understand that uncertainty related to reasonably possible losses, including an inability to "reasonably determine the full effect" of a potential liability and/or a belief that plaintiff's

claims are excessive does not absolve you of the requirement in ASC 450 to estimate and disclose a range of reasonably possible loss in excess of amounts accrued for a given legal contingency. Please also note, we typically expect that the closer you get to the resolution a matter, the more estimable the losses become.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comment. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief